October 16, 2006

Mail Stop 3561

By Facsimile and U.S. Mail

Mr. Wayne P. Garten
President and Chief Executive Officer
Hanover Direct, Inc.
1500 Harbor Boulevard
Weehawken, New Jersey   07086

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
>
> **Form 10-Q for the Fiscal Quarter Ended July 1, 2006**
> **Filed August 14, 2006**
>
> **File No. 1-8056**

Dear Mr. Garten:

We have reviewed your response letter filed on September 26, 2006 and the other supplemental information you provided in connection with our previous comment letter, and have developed the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some instances, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1. Background of Business and Summary of Significant Accounting Policies, page 40

Basis of Presentation, page 40

1.   We have reviewed the supplemental financial information provided and your response to comment 7 of our letter dated August 28, 2006 regarding your compliance with the segment reporting requirements of SFAS 131. You have aggregated several smaller non-direct marketing operating segments, your pillow and comforter manufacturing business, the two discount retail store operations along with the business whereby you offer to third parties, end to end, fulfillment, logistics, telemarketing and information technology services business, whose operations by nature are different, and combined them with your direct marketing catalog and internet website retail operations into one reportable segment. The non-direct marketing operating segments that you have aggregated do not appear to have the same economic characteristics nor do they appear to share a majority of the aggregation criteria when compared to those of your direct marketing catalog and internet website retail operations, as required by paragraphs 17 through 19 of SFAS 131 and paragraph 6 of EITF 04-10. Accordingly, please revise your segment presentation to separately present in an "All Other" category the non-direct marketing retail operations, which do not qualify individually as reportable segments, in the manner discussed in paragraph 21 of SFAS 131. Please show us in your supplemental response what your revised disclosures will look like.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comment within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3841, if you have questions regarding our comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief